Exhibit 99.1

U.S. District Court in Massachusetts Denies 1Globe’s Motion for

Preliminary Injunction to Enjoin Sinovac’s Issuance of Shares

BEIJING, October 17, 2018 -- Sinovac Biotech Ltd. (NASDAQ: SVA) ("Sinovac" or the "Company"), a leading provider of biopharmaceutical products in China, today announced that the United States District Court of the District of Massachusetts denied 1Globe Capital LLC’s (“1Globe”) August 2018 motion for a preliminary injunction seeking to enjoin Sinovac from issuing shares of Company stock to the PIPE investors or any other individuals pending the outcome of the ongoing litigation between the parties in the High Court of Justice in Antigua and Barbuda. As previously announced by the Company in July 2018, the Company completed the PIPE transaction and issued shares to the PIPE investors. The proceeds from the PIPE transaction enable the company to increase its capabilities in quality research and to build additional production facilities to support the development and commercialization of sIPV-based combination vaccine and other new vaccine projects.

The Court found, among other things, that 1Globe failed to demonstrate that it has a reasonable likelihood of success on the merits of its direct and derivative federal securities law claims challenging the PIPE transaction because it lacked standing to bring those claims, and that 1Globe failed to demonstrate that it will suffer irreparable harm if the injunction was not granted.

Sinovac welcomes the Court’s decision to deny the preliminary injunction requested by 1Globe. The board of directors and management of Sinovac continue to execute their fiduciary duties to act in the best interests of the Company and all shareholders as the Company moves forward in its mission to develop vaccines that enhance health in China and around the world and create shareholder value.

About Sinovac

Sinovac Biotech Ltd. is a China-based biopharmaceutical Company that focuses on the research, development, manufacturing and commercialization of vaccines that protect against human infectious diseases. Sinovac's product portfolio includes vaccines against enterovirus71, or EV71, hepatitis A and B, seasonal influenza, H5N1 pandemic influenza (avian flu), H1N1 influenza (swine flu), and mumps. Healive, the hepatitis A vaccine manufactured by the Company has passed the assessment under WHO Prequalification procedures in 2017. The EV71 vaccine, an innovative vaccine developed by Sinovac against hand foot and mouth disease caused by EV71, was commercialized in China in 2016. In 2009, Sinovac was the first company worldwide to receive approval for its H1N1 influenza vaccine, which it has supplied to the Chinese Government's vaccination campaign and stockpiling program. The Company is also the only supplier of the H5N1 pandemic influenza vaccine to the government stockpiling program. The Company is developing a number of new products including a Sabin-strain inactivated polio vaccine, pneumococcal polysaccharides vaccine, pneumococcal conjugate vaccine and varicella vaccine. Sinovac primarily sells its vaccines in China, while also exploring growth opportunities in international markets. The Company has exported select vaccines to over 10 countries in Asia and South America. For more information please refer to the Company’s website at www.sinovacbio.com.

Safe Harbor Statement

This announcement may include certain statements that are not descriptions of historical facts, but are forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Forward-looking statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those contained in any such statements.

Investor Contacts:

Sinovac Biotech Ltd.

Helen Yang

Tel: +86-10-8279-9871

Fax: +86-10-6296-6910

Email: ir@sinovac.com

ICR

Bill Zima

Tel: +1-646-308-1707

Email: william.zima@icrinc.com

Media Contact:

Abernathy MacGregor

Sheila Ennis

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Email: sbe@abmac.com

China Media Contact:

ICR

Edmond Lococo

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Email: Edmond.Lococo@icrinc.com